UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2004

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 333-20951

INTEL PUERTO RICO

RETIREMENT SAVINGS PLAN

(Full title of the Plan)

INTEL CORPORATION

(Name of the issuer of the securities held pursuant to the Plan)

2200 MISSION COLLEGE BOULEVARD

SANTA CLARA, CALIFORNIA, 95052-8119

(Address of principal executive office of the issuer)

INTEL PUERTO RICO RETIREMENT SAVINGS PLAN

Index to Financial Statements and Exhibits

Item

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm

The Plan Administrative Committee

Intel Puerto Rico Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Intel Puerto Rico Retirement Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

San Jose, California

June 14, 2005

Intel Puerto Rico Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Value of interest in the Stable Value Fund	$43,766	$51,066
Investments	1,071,880	1,214,581
Interest and dividends receivable	1,494	329

Total assets	1,117,140	1,265,976

Liabilities
Payable to brokers for securities purchased	776	1,645

Net assets available for benefits	$1,116,364	$1,264,331

See accompanying notes.

Intel Puerto Rico Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

Additions
Net investment loss:
Interest and dividend income	$22,270
Net investment gain from participation in the Stable Value Fund	1,428
Net realized and unrealized depreciation in fair value of investments	(45,651)

Total net investment loss	(21,953)

Total additions	(21,953)

Deductions
Benefits paid to participants and participant withdrawals	(126,014)

Net decrease	(147,967)

Net assets available for benefits:
Beginning of year	1,264,331

End of year	$1,116,364

See accompanying notes.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Terminating Plan

The following description of the Intel Puerto Rico Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all prior eligible employees of Intel Puerto Rico Ltd. (the company). The Plan was terminated on April 30, 2002 due to the closure of the Puerto Rico facilities. All assets were not distributed or transferred as of December 31, 2004. Final distributions or transfers are expected to occur during 2005.

The Plan is intended to be qualified at its termination under Sections 1165(a) and (e) of the Puerto Rico Internal Revenue Code of 1994, as amended, and under Section 401(a) of the U.S. Internal Revenue Code of 1986 (the Code), as amended. The Plan is subject to the provisions of the U.S. Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Trustee

Mellon Bank, N.A. is the custodian of plan assets, and Banco Popular de Puerto Rico is the Plan’s trustee. The custodian holds all investments of the Intel Corporation Master Trust (the Master Trust).

Administration of the Plan

The company has delegated to the Plan Administrative Committee responsibility for the general operation and administration of the Plan and for carrying out and interpreting the Plan’s provisions. The company is the named fiduciary and administrator of the Plan, as well as the plan sponsor, as defined by ERISA. The company has contracted with Fidelity Investments Institutional Operations Company to provide recordkeeping services with respect to the Plan.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Terminating Plan (continued)

Contributions and Participant Accounts

Participant Contributions

No participant contributions were permitted after the effective date of termination. Participants may elect to invest their existing account balance in fifteen different investment options and may change their investment elections daily.

Participant Accounts

Separate accounts are maintained for each participant. The account balances are generally adjusted daily for a pro rata share of investment income or losses on the Plan’s investments based on the ratio that each participant’s account bears to the total of all such accounts.

Vesting

Participants were immediately 100% vested with respect to contributions to all investment options in the Plan, as well as the related earnings from such contributions.

Payment of Benefits

Participants are eligible for a distribution of Plan benefits upon termination of service, whether by disability, retirement, death or leaving the company. In the event of financial hardship (as defined by the Plan), participants may withdraw money from their 1165(e) accounts while they are still employed. Upon termination of service, a participant or applicable beneficiary may elect to have benefits paid in a single lump-sum distribution, monthly annuity, or in monthly, quarterly, semiannual or annual installments, or may request that the company make a direct transfer to another eligible retirement plan. Spousal consent may be required based on the value of the account balance or type of distribution.

Administrative Expenses

The company pays the expenses for administration of the Plan.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

As a result of the decision to terminate the Plan, the accompanying financial statements are prepared on the liquidation basis of accounting for 2004 and 2003.

Investment Valuation and Income Recognition

All of the investments of the Plan are held in the Master Trust, which consists of the assets of the Plan, the Intel Corporation 401(k) Savings Plan (Intel Savings Plan), the Intel Corporation Profit Sharing Retirement Plan (Intel Profit Sharing Plan), the Intel Corporation Defined Benefit Pension Plan, the Intel Puerto Rico Profit Sharing Retirement Plan and the Intel Puerto Rico Defined Benefit Pension Plan. The Master Trust includes multiple investment accounts, in which different combinations of the above-mentioned plans invest. Each participating plan shares in the assets and earnings of the master trust investment accounts (see Note 3) based on its respective interest in each master trust investment account. The Plan participates in one such investment account, the Stable Value Fund, along with the Intel Savings Plan and the Intel Profit Sharing Plan.

The Plan, either directly or through investment in the Stable Value Fund, holds investments in mutual funds, common collective trust funds, debt securities and equity securities, which are stated at fair value as of the last day of the year. The fair value for securities traded on a national securities exchange or over-the-counter market is the last reported sales price as of the valuation date. Mutual funds are valued at quoted market prices that represent the net asset values of shares held at year-end. Participation units in common collective trust funds are stated at their quoted redemption value on the last business day of the plan year. Interest-bearing cash and money market funds are stated at cost plus accrued interest, which approximates fair value. In the absence of an actively traded market, investments in the Stable Value Fund are stated at estimated fair value, computed using discounted cash flows.

Net investment income includes the gain (loss) realized on the sale of securities and unrealized appreciation (depreciation) in the fair value of investments, which is the difference between the fair value of investments at the beginning and the end of the year.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

The Stable Value Fund holds guaranteed investment contracts (see Note 6) with insurance companies and banks in order to provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. The guaranteed investment contracts are allocated to the Plan, the Intel Savings Plan and the Intel Profit Sharing Plan based on each plan’s proportionate share of participation in the Stable Value Fund. The contracts are unallocated in nature and are valued at contract value because they are fully benefit-responsive. Contract value, as reported by the respective insurance companies or bank, approximates fair value. Contract value represents cost plus contributions made under the contracts plus interest at the contract rates less withdrawals and administrative expenses. If the funds in the guaranteed investment contracts are needed for benefit payments prior to contract maturity, they may be withdrawn without penalty.

The Stable Value Fund may also hold derivative financial instruments (see Note 7) in order to manage market risks and to alter the return characteristics of underlying securities to replicate the performance of various indices. The Stable Value Fund utilizes derivatives to replicate financial market performance in situations where derivatives are more economical or practical than purchasing the underlying securities themselves. Wrapper contracts issued by insurance companies and banks are stated at contract value, which approximates fair value, as of the last day of the year and are included with the fair value of the related underlying debt securities at year-end. All of the wrapper contracts held in the Stable Value Fund are allocated to the Plan, the Intel Savings Plan, and the Intel Profit Sharing Plan based on each plan’s proportionate share of the underlying debt securities.

Standish Mellon Asset Management has discretionary authority for the purchase and sale of investments in the Stable Value Fund, subject to the general investment policies of the Investment Policy Committee of Intel Corporation. No participant contributions were permitted after the effective date of termination.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition (continued)

Investment transactions are recognized as of their trade dates, and collateral has been obtained and secured against investments whenever deemed necessary. Interest is accrued daily; dividends are accrued when declared. Crediting interest rates on guaranteed investment contracts and wrapper contracts may be reset periodically by the issuer, but will not be less than zero percent.

Benefit Payments

Benefits are recorded when paid.

Contributions

No participant contributions were permitted after the effective date of termination.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles, including the liquidation basis of accounting, requires management to make estimates and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from management’s estimates.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

3. Master Trust Investment Accounts

The value of the Plan’s interest in the Stable Value Fund included in the statements of net assets available for benefits represents less than 0.1% of the net assets available for benefits of the Stable Value Fund at December 31, 2004 and December 31, 2003. The Stable Value Fund’s net assets available for benefits consisted of the following at:

	December 31,
	2004	2003
Assets
Investments, at fair value:
Common collective trust funds	$11,586,010	$8,942,806
Debt securities	73,992,847	69,772,943
Guaranteed investment contracts	11,207,354	10,979,874

Total investments	96,786,211	89,695,623

Receivables:
Receivables from brokers for securities sold	—	20,881
Interest and dividends receivable	304,030	268,572

Total receivables	304,030	289,453

Liabilities
Investment advisory fees	22,530	—

Net assets available for benefits	$97,067,711	$89,985,076

The net investment gain in the Stable Value Fund for the year ended December 31, 2004, was comprised of interest and dividends in the amount of $3,310,920.

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

4. Investments

Investments that represent 5% or more of the Plan’s net assets available for benefits at year-end are as follows:

	December 31,
	2004	2003
Mutual funds:
Vanguard Institutional Index Fund	$122,517	$	*
American Funds EuroPacific Growth Fund	110,755		79,774
Fidelity Institutional Cash Portfolio	87,405		100,047
Fidelity Low-Priced Stock Fund	84,232		66,472
Fidelity Growth & Income Portfolio	69,126		76,351
American Century Ultra Fund	63,960		*
Fidelity Growth Company Fund	59,925		*
Fidelity Capital & Income Fund	57,379		68,567
Fidelity Magellan Fund	—		64,249

Common stock:
Intel Corporation	284,702		437,737

*	Fair value did not exceed 5% of the Plan’s net assets available for benefits as of year-end.

During 2004, the Plan’s investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as follows:

Year ended December 31, 2004
Net realized and unrealized appreciation (depreciation) in fair value of investments:
Mutual funds	$66,733
Intel common stock	(112,384)

Net realized and unrealized depreciation in fair value of investments	$(45,651)

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

5. Party-In-Interest Transactions

Approximately 27% of the Plan’s investments are shares of Intel Corporation common stock. Transactions in shares of Intel Corporation common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2004, the Plan made purchases of Intel Corporation’s common stock of $2,300 and sales of $42,951.

6. Guaranteed Investment Contracts

The Stable Value Fund holds guaranteed investment contracts with insurance companies and banks in order to provide participants with a stable, fixed-rate return of investment and protection of principal from changes in market interest rates. As of December 31, 2004, the Stable Value Fund held guaranteed investment contracts in the amount of $11,207,354 ($10,979,874 at December 31, 2003) with insurance companies that have S&P ratings of AA- or better at the time of purchase. No more than $3,137,405 of the guaranteed investment contracts were with any one insurance company at December 31, 2004 ($3,053,680 at December 31, 2003). The crediting interest rates on the guaranteed investment contracts ranged from 2.85% to 3.70% at December 31, 2004 and December 31, 2003. The average yield earned on the guaranteed investment contracts was 3.33% in 2004 (3.28% in 2003).

7. Derivative Financial Instruments

The Stable Value Fund may hold wrapper contracts in order to manage market risks and to alter the return characteristics of underlying securities to match certain fixed income fund objectives. Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts. The wrapper contracts provide that benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value. Benefit-responsive distributions are generally defined as a withdrawal on account of a participant’s retirement, disability or death, or participant-directed transfers in accordance with the terms of the Plan. As of December 31, 2004, the Stable Value Fund held wrapper contracts with a negative fair value of $78,852 (negative fair value of $618,494 as of December 31, 2003). At December 31, 2004, the crediting interest rates on the wrapper contracts ranged from 2.99% to 4.67% (2.96% to 5.04% at December 31, 2003). The average yield earned on the wrapper contracts was 3.80% in 2004 (3.72% in 2003).

Intel Puerto Rico Retirement Savings Plan

Notes to Financial Statements (continued)

8. Concentration of Credit Risk

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across fifteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Intel Stock Fund, which invests in a single security. The Plan’s exposure to credit risk on the wrapper contracts is limited to the fair value of the contracts with each counterparty.

9. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 8, 2005, stating that the termination of Plan does not adversely affect the Plan’s qualification under Section 401(a) of the Code. Therefore, the plan administrator and the Plan’s internal tax counsel believe that the Plan is qualified under the Code and the related trust is exempt from taxation. The Plan has also received a determination letter, dated May 11, 1993, from the Puerto Rico Department of the Treasury stating that the Plan, as amended and restated, meets the requirements for qualification under the Puerto Rico Internal Revenue Code and that the trust forming a part of the Plan is exempt from Puerto Rico income taxes. The Plan is required to operate in conformity with the Code and Puerto Rico income tax law to maintain its qualification. The plan sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

10. Plan Termination

As stated in Note 1, the Plan was terminated effective April 30, 2002. The company has the right under the Plan to amend and terminate the Plan at any time for any reason. The Board of Directors of the company has delegated to the Plan Administrative Committee of Intel Corporation the authority to amend the Plan where such amendments do not significantly change the design of the Plan, or where such amendments are designed to bring the Plan into compliance with applicable laws. No amendment of the Plan shall reduce the benefit of any participant that accrued under the Plan to the date when such amendment is adopted. As of the effective date of termination, participants remained 100% vested in their accounts.

Supplemental Schedule

Intel Puerto Rico Retirement Savings Plan

EIN: 94-3304172, Plan No. 102

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral Par of Maturity Value	(e) Current Value
	Mutual funds:
*	Fidelity Institutional Cash Portfolio	87,405 shares	$87,405
*	Fidelity Capital & Income Fund	6,774 shares	57,379
*	Fidelity Puritan Fund	2,596 shares	49,186
	Vanguard Institutional Index Fund	1,107 shares	122,517
*	Fidelity Growth & Income Portfolio	1,809 shares	69,126
*	Fidelity Contrafund®	943 shares	53,500
*	Fidelity Low-Priced Stock Fund	2,093 shares	84,232
*	Fidelity Growth Company Fund	1,069 shares	59,925
	American Century Ultra Fund	2,168 shares	63,960
	American Funds® EuroPacific Growth Fund	3,108 shares	110,755
	PIMCO Total Return Fund	234 shares	2,493

	Total mutual funds		760,478

	Common collective trust funds:
	BGI Russell 1000 fund	79 units	1,055
	NASDAQ 100 Index Fund	414 units	2,667
*	Pooled Employee Funds Daily Liquidity Fund	22,978 units	22,978

	Total common collective trust funds		26,700

	Common stock:
*	Intel Corporation	12,172 shares	284,702

	Total investments		$1,071,880

Column (d), cost, has been omitted, as investments are participant-directed.

*	Indicates a party-in-interest to the Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INTEL PUERTO RICO RETIREMENT SAVINGS PLAN
(Full Title of the Plan)

Date: June 14, 2005	By:	/s/ Andy D. Bryant
Andy D. Bryant
Executive Vice President,
Chief Financial Officer and
Principal Accounting Officer